1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 27, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE SEVENTH MEETING OF THE

FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the seventh meeting of the fourth session of the Board on 24 July 2009.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice of the seventh meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 20 July 2009 by way of written notices or e-mails. The meeting was held on 24 July 2009 at the headquarter of the Company in Zoucheng City, Shandong Province. Thirteen directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company.

The thirteen directors of the Company present at the meeting unanimously agreed and passed the below resolutions:

1. To approve the “Proposal regarding the appointment of the General Manager of Yanzhou Coal Mining Company Limited”.

Approved the resignation of Mr. Yang Deyu from the position of General Manager of the Company and the appointment of Mr. Li Weimin as the General Manager of the Company. On 23 July 2009, Mr. Yang Deyu tendered his resignation as the General Manager of the Company to the Board as he has reached his retirement age.

2. To approve the “Proposal regarding the acquisition of the equity interest in Shandong Hua Ju Energy Company Limited from Shandong Chuangye Investment and Development Limited”.

1.	Affirmed the consideration for the acquisition of 14.21% equity interest in Shandong Hua Ju Energy Company Limited from Shandong Chuangye Investment and Development Limited at RMB116.3021 million;

2.	Approved the entering into of the share transfer agreement in respect of the transfer of equity interest in Shandong Hua Ju Energy Company Limited from Shandong Chuangye Investment and Development Limited to the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24th July 2009

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Appendix

Brief biographical details of Mr. Li Weimin

Li Weimin, aged 48, a researcher in engineering technique applications and PhD, holder of a doctor degree in mining engineering and a master degree of EMBA. Mr. Li joined the predecessor of the Company in 1982. In November 2002, he was appointed as the manager of the Jiling Coal Mine III of the Company. In August 2006, he was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group Corporation Limited (“Yankuang Group”). In December 2007, he was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group and became a member of the senior management of Yankuang Group. In May 2009, he was appointed as the deputy general manager of Yankuang Group and continued to serve as the head of the Safety and Supervision Bureau. Mr. Li was graduated from China University of Mining and Technology and Nankai University.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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